1994-1995

                  ANNUAL REPORT

         (Brendles Logo appears here)

To the Shareholders of Brendle's Incorporated:

After emerging from Chapter 11 on April 29, 1994, Brendle's Incorporated began the all-important task of rebuilding its customer base. Through strong promotional and other advertising campaigns, the Company was able to achieve a 5.7% growth in sales volume on same store sales during the past fiscal year. Although these promotions were successful in increasing customer traffic in our stores, they had a negative effect on our gross margin. The Company achieved a gross margin of 25.6% this past fiscal year compared to a gross margin of 26.8% a year ago. The net effect of these reduced margins was that the Company had an operating loss of approximately $432,000 compared to an operating profit of $2.5 million the previous year. Although we are disappointed in these final results, we are, at the same time, excited about this comparable store sales increase. In future months, we will attempt to leverage these increased sales with a heightened focus on higher margin product categories.

The Company's net income, after interest, depreciation, restructuring charges and extraordinary income (which includes $32.3 million of debt forgiveness) was 22.0 million dollars compared to a loss of 19.7 million dollars the previous year.

With the Chapter 11 proceedings successfully behind us, and the strong support of our vendors and our primary lender, Foothill Capital
Corporation, the Brendle's organization is completely focused on achieving our objectives in all areas of our business for the current fiscal year. Some of our key objectives for this year are:

 (bullet) continue our strong growth in our jewelry business which achieved a same store sales increase of 10.6% over the previous year and produces some of our highest gross margins.

 (bullet) focus on improving under-performing categories through improved merchandising and promotions.

 (bullet) develop a program of special events to create more sales and customer interest.

 (bullet) evaluate opportunities for relocating stores in key markets.

These are all key elements to a successful year and many have already been put in place.

We are also in the final stages of installing a new merchandise/financial management system, the Richter system, which we expect to be fully operational by June 15, 1995. This system includes automatic replenishment, event planning and in-depth financial analysis of all the components of our business. This will greatly aid our merchants in controlling inventory and planning successful promotions.

In addition, we are constantly looking for new product categories to enhance our appeal to our customers. It is a very competitive marketplace today, and we plan to be a leader in aggressive merchandising and marketing. We are confident that our plans will help us fulfill our goals of providing the best values to our customers, opportunities for our employees, successful partnerships with our vendors and returns for our stockholders.

On a personal note, I am very proud to be a part of the Brendle's management team. We are a company with a powerful potential in the marketplace. We are the leading fine jewelry retailer in North Carolina. We offer the best values and one of the largest selections of name brand small kitchen appliances, floor care, personal care, audio products and many other categories. We plan to build on these strengths to return this Company to profitability again. By focusing on a precise execution of our management's key objectives, we believe we can achieve our goals. Thank you for your continued support.

                                   Sincerely,



                                   Joseph M. McLeish, Jr.
                                   President and Chief Executive Officer

Selected Financial Data.

The following selected financial data of Brendle's at and for each year on the five-year period ended January 28, 1995, have been extracted from audited financial statements filed with the Securities and Exchange Commission. The selected financial data should be read in conjunction with Management's Discussion and Analysis and Brendle's consolidated financial statements and the notes thereto.

(In thousands, except share, per share and ratios and rates data)



                                  1995           1994          1993        1992       1991

RESULTS OF OPERATIONS:
  Revenues                       $166,520       $171,073      $235,090    $301,359   $311,001
  Income (loss) before interest,
     depreciation, amortization,
     restructuring and taxes
     (OPEARN)                        (432)         2,487        (3,216)      6,457     14,325
  Net income (loss)                21,963        (19,619)(a)   (19,899)(a) (26,374)(a)  1,242
  Net income (loss) per share        1.88          (2.36)        (2.45)      (3.28)      0.15

RATIOS & RATES:
  Gross margin to total revenues    25.62%         26.92%        28.16%      26.63%     27.21%
  Selling, operating and
     administrative expenses to
     total revenues                 25.88%         25.47%        29.53%      24.49%     22.61%
  OPEARN to total revenues           (.26%)         1.45%        (1.37)%      2.14%      4.61%
  Effective tax rate                   -             -             -           (7)%        38%
  Net income (loss) to total
     revenues                       13.19%        (11.47)%       (8.46)%     (8.75)%     0.40%
  Current ratio                      2.10           0.93          0.91        1.32       1.30
  Weighted average shares
     outstanding                   11,671          8,297         8,120       8,041      8,021
  Number of shareholders            2,607          1,130         1,138       1,163      1,115
  Number of stores                     30             30            43          52         57

FINANCIAL POSITION:
  Inventories                     $48,451        $54,133       $57,893     $78,757   $103,553
  Working capital                  27,506             (b)           (b)     21,216     24,972
  Total assets                     62,128        107,563       147,487     136,591    166,628
  Long-term obligations (c)         2,713             (b)           (b)     14,973      9,557
  Shareholders' equity             34,357          5,460        24,766      44,172     69,606
  Book value per share               2.94           0.66          3.05        5.49       8.68
  Sales per square foot of
     selling space                    187            187           160         185        212


(a) Net income (loss) has been reduced/increased by $3,473,000, $16,090,000, $4,572,000, and $20,350,000 as a result of the provision for restructuring for the years ended January 28, 1995, January 29, 1994, January 30, 1993, and February 1, 1992,
        respectively.

(b) Not applicable. The majority of the amounts comprising this item have been reclassed to liabilities subject to compromise.

(c)     Includes both long-term debt and capitalized lease obligations.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATION


Comparison of Operations

     Net sales for the fiscal year ended January 28, 1995 ("Fiscal 1995") were $166,278,000 compared to net sales of $170,345,000 for the fiscal year ended January 29, 1994 ("Fiscal 1994"), a decrease of $4,067,000, or 2.4%. This decrease in sales was primarily the result of operating 13 fewer stores during the first four months of Fiscal 1995 compared to Fiscal 1994. This decrease was partially offset by a 5.7% increase in sales for the 30 stores open a full year in both years. This increase in the comparable store sales was primarily the result of a planned increase in promotional activity designed to increase sales and market share. These promotional activities included Senior Citizen Days, VIP Nights, additional pages of advertising and increased circulation. Net sales for Fiscal 1994 were $170,345,000 compared to $233,889,000 for Fiscal 1993, a decrease of $63,544,000, or 27.2%. This decrease in sales resulted primarily from operating fewer stores in Fiscal 1994 partially offset by a 6.0% comparable stores sales increase for the year.

     The Company's business is a seasonal one with a significant portion of its sales occurring in the fourth quarter of its fiscal year. Fourth quarter revenues accounted for 45.1% of total revenues in Fiscal 1995, compared to 42.5% of total revenues in Fiscal 1994 and 41.3% in Fiscal 1993.

     Other income for Fiscal 1995, 1994 and 1993 was $242,000, $728,000 and $1,201,000, respectively. Fiscal 1995 other income included miscellaneous receipts from sale of scrap materials., NSF check fees, and other nonrecurring items. Fiscal 1994 Other Income included nonrecurring items such as rental income from the distribution center and prior-year bad debt recovery. Fiscal 1993 Other Income included shelf allowances, proceeds from insurance recoveries and other nonrecurring items. Interest on short-term investments which was classified as other income in Fiscal 1993 was offset against Reorganization expense in Fiscal 1994 in accordance with AICPA Statement of Position 90-7 (Financial Reporting by Entities Reorganizing under the Bankruptcy Code).

     The Cost of Merchandise Sold in Fiscal 1995 was $123,851,000, or $1,164,000 less than Fiscal 1994 primarily due to the sales decline discussed above. The gross margin as a percentage of revenues for Fiscal 1995 was 25.6% compared to 26.9% for Fiscal 1994. The decrease in gross margin percentage was primarily the result of the increased promotional activity and the continuing competitive retail environment offset, partially, by an increase in the jewelry sales mix, which typically has a higher gross margin percentage.

     Selling, Operating and Administrative expenses ("SO & A") for Fiscal 1995 were $43,101,000, compared to $43,571,000 for Fiscal 1994.
This decrease in SO & A is primarily the result of operating fewer stores, offset by an increase in advertising expense. The increase in advertising expense is due to the increased promotional activities and reduced vendor co-op recovery which was the result of decreased purchase of inventory in Fiscal 1995 compared to Fiscal 1994. SO & A expenses, as a percentage of revenues, were 25.9% and 25.5%, respectively, for Fiscal 1995 and Fiscal 1994.

     Depreciation and amortization for Fiscal 1995 and Fiscal 1994 was $3,561,000 and $4,877,000, respectively. Expenses for fixed asset depreciation and amortization are less for Fiscal 1995 because the Company is operating fewer stores. Also, the Company no longer owns the distribution center in Elkin, North Carolina, and certain other assets have become fully depreciated.

     Interest on capital leases for Fiscal 1995, Fiscal 1994 and Fiscal 1993 were $454,000, $756,000 and $1,199,000, respectively. No additional capital leases have been signed during the three-year period discussed, and all remaining capital leases are in the later years of their term resulting in a book expense reduction.

     Interest expense on debt other than capital leases was $2,484,000, $383,000 and $3,728,000 for Fiscal 1995, 1994 and 1993, respectively.
The increase in interest expense is due to increased borrowings under the Company $45 million Revolving Credit Facility and the rising interest rates during the fiscal year. The borrowings increased because, upon emerging from Chapter 11, the Company paid its creditors approximately $48 million of which the Company had approximately $30 million on cash. The balance of the payments to creditors, as well as the Company's working capital needs for Fiscal 1995, were funded from the Company's $45 million Revolving Credit Facility. Fiscal 1994 interest reflected the fact that the Company discontinued accruing interest on its interest-bearing, pre-petition debt obligations on the petition date in accordance with the Bankruptcy Code and AICPA Statement of Position 90-7 (Financial Reporting by Entities Reorganizing under the Bankruptcy Code).

     Reorganization costs for Fiscal 1995 are $3,473,000 compared to $16,090,000 for Fiscal 1994. Reorganization costs for Fiscal 1995 include professional fees associated with the Chapter 11 Proceedings, expenses for stores closed in prior years and employee severance costs. The Reorganization costs for Fiscal 1994 primarily relate to the costs associated with the closing of certain stores, including the write-off of the remaining book value of assets, the loss on the sale of real property, lease liabilities, employee severance costs, inventory, liquidation, and professional fees incurred by the Company and the Creditor's Committee.

     Debt Forgiveness for Fiscal 1995 was $32,367,000. This amount represents prepetition debt of $39,630,000 that was forgiven under the Plan of Reorganization, reduced by $7,263,000, the ascribed value at the date of issuance of 4,469,191 shares of stock issued to the Unsecured Creditors per the Plan of Reorganization.

     Net income for Fiscal 1995 was $21,963,000, or $1.88 per share, compared to a net loss for Fiscal 1994 and Fiscal 1993 of $19,619,000 and $19,899,000, or ($2.36) and ($2.45) per share, respectively. The net income for Fiscal 1995 reflects reorganization costs of $3,473,000 and debt forgiveness of $32,367,000, both a result of the Company's Chapter 11 Proceeding. For Fiscal 1995, the Company experienced an Operating Loss (Net income before interest, taxes, depreciation, restructuring costs and extraordinary items) of $432,000 compared to Operating Income of $2,487,000 for Fiscal 1994. The loss was primarily the result of increased promotional activities which produced lower margins and which increased the Company's advertising expense. The Fiscal 1994 net loss reflected reorganization costs from the Chapter 11 Proceeding and store closings of $16,090,000. The Fiscal 1993 loss included a restructuring charge of $4,572,000 which was a result of the effects of the Chapter 11 Proceeding on operations.

Liquidity and Capital Resources

     The Company's cash balance at January 28, 1995 was $1.8 million compared to $34.8 million at January 29, 1994. The decrease in the cash balance was the result of the Company's substantial consummation of its Plan of Reorganization which included making payments to creditors of approximately $48 million. Those payments were funded from the cash on hand of approximately $30 million with the balance from borrowings from the Company's $45 million Revolving Credit Facility.

     Merchandise inventories were $48.5 million at January 28, 1995, compared to $54.1 million at January 29, 1994. The decline in inventories is the result of a planned reduction in the number of units kept in stock.

     Current liabilities at January 28, 1995 were $25.1 million, compared to $6.4 million at January 29, 1994. This increase in current liabilities is due to increased accounts payable resulting from improved vendor credit terms; the reclassification of the current portion of capitalized lease obligations from liabilities subject to compromise to current liabilities; and the increase in notes payable due to borrowings against the Revolving Credit Facility to fund payments to creditors and working capital needs.

     "Liabilities Subject to Compromise," which represented the pre-petition debt of the Company, had been settled as of January 28, 1995. "Liabilities Subject to Compromise" at January 29, 1994 were $95.7 million and included $42.7 million of pre-petition debt borrowings under credit agreements with lender banks; $1.6 million of debt borrowings from related parties; and $51.4 million of pre-petition liabilities for accounts payable and other liabilities.

     On April 20, 1994, the Company received Bankruptcy Court Approval for a five-year, $45 million Revolving Credit Facility which was used to fund payments to creditors described above while the balance of the facility may be used to fund working capital, inventory purchases, capital expenditures, and other general corporate purposes. The $45 million Revolving Credit Facility includes restrictions on capital expenditures as well as standard covenants found in similar agreements. These include two financial ratio covenants: (1) current ratio, and (2) total liabilities to tangible net worth ratio. At January 28, 1995, the Company was in compliance with all covenants.

     Under the Revolving Credit Facility, the lender agrees to make revolving loans and issue or guarantee letters of credit for the Company in an amount not exceeding the lesser of the Borrowing Base (as defined in the Loan Agreement), or $45 million. The Revolving Credit Facility includes a sublimit of $10 million for documentary and stand-by letters of credit.

     The Revolving Credit Facility provides that each loan shall bear interest at a rate of prime plus one and forty-four one hundredths (1.44) percentage points. Interest on these loans shall be payable monthly in arrears on the first day of each month. Also, under the Revolving Credit Facility, the Company pays an unused line fee for an amount equal to one-half of one percent (.50%) per annum on the unused portion of the Revolving Credit Facility and a letter of credit fee equal to two and one-half percent (2.5%) per annum on the average daily balance of the aggregate undrawn letters of credit and letter of credit guarantees outstanding during the immediately preceding month and certain other fees. The Revolving Credit Facility also requires an annual facility fee equal to one-half of one percent (.50%) of the maximum amount of the facility payable on each anniversary of the Facility closing date and a monthly servicing fee of $3,500 per month. The Company also paid an initial, one-time fee of $450,000 in order to establish the Revolving Credit Facility.

     At January 28, 1995, the Company had borrowed $15,368,000 from the Revolving Credit Facility and had outstanding $1,062,000 in open letters of credit, for a total of $16,430,000. At January 28, 1995, the total available under the Revolving Credit Facility based on the borrowing base formula was $24,697,000.

     The Company's capacity to continue as a going concern is dependent, in part, on the Company's ability to obtain merchandise on a timely basis from its vendors under favorable credit terms. Since the filing of the Chapter 11 Proceeding, the Company's ability to obtain credit through arrangements such as the Revolving Credit Facility, and vendor credit lines has continued to improve and is at the highest level experienced since the Chapter 11 filing. Management of the Company believes that its ability to obtain credit should continue to improve based on the acceptable performance of the Company.

     In Fiscal 1995, the Company used approximately $536,000 for capital expenditures. The Company anticipates capital expenditures for Fiscal 1996 of approximately $1,300,000, primarily for normal facility maintenance and the implementation of the new fully integrated merchandising and financial information system, including point-of-sale equipment.

     Management believes the Revolving Credit Facility, together with the cash from operations and vendor credit, should be adequate to cover working capital requirements and capital expenditures.

Brendle's Incorporated

Balance Sheets
(In thousands, except share data)



                                                            January 28,     January 29,
                                                               1995             1994

Assets
Current assets:
 Cash and temporary cash investments (Note 2)                $  1,781       $   34,774
 Receivables (Note 3)                                             971            1,480
 Merchandise inventories (Note 2)                              48,451           54,133
 Other current assets                                           1,361              970

  Total current assets                                         52,564           91,357


Property and equipment, less accumulated depreciation
 and amortization (Notes 2 and 4)                               8,776           15,767
Other assets                                                      788              439

                                                             $ 62,128       $  107,563


Liabilities and Shareholders' Equity
Current liabilities:
 Revolving credit facility (Note 7)                          $ 15,368       $      -
 Accounts payable - trade                                       5,245            3,002
 Current portion of capitalized lease obligations (Note 6)      1,241              -
 Current portion of other long-term liabilities                   139              -
 Current portion of restructuring reserve (Note 5)                445              509
 Other accrued liabilities                                      2,620            2,843

  Total current liabilities                                    25,058            6,354


Capitalized lease obligations, less current portion (Note 6)      449              -
Restructuring reserve, less current portion (Note 5)              980              -
Other long-term liabilities                                     1,284              -
Liabilities subject to compromise (Notes 1 and 6)                  -            95,749

  Total liabilities                                            27,771          102,103


Shareholders' equity:
 Common stock, $1 par value, 20,000,000 shares
  authorized, 12,758,717 shares issued and outstanding
  at January 28, 1995 and 8,299,454 shares issued and
  outstanding at January 29, 1994                              12,759            8,299
 Capital in excess of par value                                20,896           18,112
 Retained earnings (deficit)                                      702          (20,951)

  Total shareholders' equity                                   34,357            5,460

                                                             $ 62,128       $  107,563


       The accompanying Notes to Financial Statements are an integral part of these statements.

Brendle's Incorporated

Statements of Operations
(In thousands, except per share data)



                                                                            Fiscal year ended
                                                           January 28,        January 29,           January 30,
                                                              1995                1994                 1993

Net sales                                                  $  166,278         $  170,345             $  233,889
Other income                                                      242                728                  1,201

Total revenues                                                166,520            171,073                235,090


Costs and expenses:
 Cost of merchandise sold                                     123,851            125,015                168,879
 Selling, operating and
  administrative expenses                                      43,101             43,571                 69,427
 Depreciation and amortization                                  3,561              4,877                  7,184
 Interest expense                                               2,484                383                  3,728
 Capitalized lease interest expense                               454                756                  1,199
 Provision for restructuring (Note 5)                           3,473             16,090                  4,572

                                                              176,924            190,692                254,989


Loss before provision for income taxes
 and extraordinary item                                       (10,404)           (19,619)               (19,899)
Provision for income taxes (Note 9)                              -                  -                      -

Loss before extraordinary item                                (10,404)           (19,619)               (19,899)
Extraordinary item - gain from forgiveness
 of debt (Note 1)                                              32,367               -                      -

Net income (loss)                                          $   21,963         $  (19,619)            $  (19,899)


Net income (loss) per share: (Note 2)
 Loss before extraordinary item                            $     (.89)        $    (2.36)            $    (2.45)
 Extraordinary item - gain from forgiveness
  of debt (Note 1)                                               2.77               -                      -

Net income (loss) per share                                $     1.88         $    (2.36)            $    (2.45)


Weighted average number of shares outstanding                  11,671              8,297                  8,120


         The accompanying Notes to Financial Statements are an integral part of these statements.

Brendle's Incorporated

Statements of Changes in Shareholders' Equity
(In thousands, except share data)

                            Common         Common    Capital in       Retained       Total
                             Stock          Stock    Excess of        Earnings    Shareholders'
                            Shares         Amount    Par Value        (Deficit)     Equity

Balance, February 1, 1992   8,053,702      $ 8,054   $ 17,816         $ 18,302     $ 44,172
Net loss                        -             -          -             (19,899)     (19,899)
Reclassification to other
  deferred credit (Note 8)      -             -          -                 (37)         (37)
Issuance of stock             235,574          235        295             -             530

Balance, January 30, 1993   8,289,276        8,289     18,111           (1,634)      24,766
Net loss                        -             -          -             (19,619)     (19,619)
Reclassification from other
  deferred credit (Note 8)      -             -          -                 302          302
Issuance of stock              10,178           10          1             -              11

Balance, January 29, 1994   8,299,454        8,299     18,112          (20,951)       5,460

Net income                      -             -          -              21,963       21,963
Reclassification from other
  deferred credit (Note 8)      -             -          -                (310)        (310)
Issuance of stock           4,469,701        4,470      2,793             -           7,263
Retirement of stock           (10,438)         (10)        (9)            -             (19)

Balance, January 28, 1995  12,758,717      $12,759    $20,896         $    702     $ 34,357


       The accompanying Notes to Financial Statements are an integral part of these statements.

Brendle's Incorporated

Statements of Cash Flows
(In thousands)


                                                                            Fiscal year ended
                                                            January 28,        January 29,         January 30,
                                                               1995               1994                 1993

Operating activities:
 Net income (loss)                                         $   21,963         $ (19,619)           $ (19,899)
 Items not requiring (providing) cash:
  Depreciation and amortization                                 3,561             4,877                7,184
  Loss on sale of property and equipment                           75            11,839                  712
  Restructuring reserve                                           916            (4,109)              (6,239)
  Extraordinary item - gain from forgiveness of debt          (32,367)             -                    -
  Other                                                          -                 -                  (1,040)

 Changes in assets and liabilities:
  Accounts receivable                                             509             4,856               (2,246)
  Income taxes refundable                                        -                 -                   2,851
  Merchandise inventories                                       5,682             3,760               20,864
  Other current assets                                           (391)            4,664               (4,237)
  Accounts payable and other liabilities                        2,159            (4,278)              19,745

  Cash provided by operating activities                         2,107             1,990               17,695

Investing activities:
 Additions to property and equipment                             (870)             (823)              (1,630)
 Proceeds from sale of property and equipment                   4,225             8,704                  880
 Other                                                           (659)              529                   49

  Cash provided (used) by investing activities                  2,696             8,410                 (701)


Financing activities:
 Payment of liabilities subject to compromise                 (56,119)             -                    -
 Increase (decrease) in capitalized lease obligations           1,690            (1,356)              (2,028)
 Net borrowings on revolving credit facility                   15,368           (10,875)              28,239
 Increase (decrease) in other long-term liabilities             1,284              -                  (8,375)
 Issuance of common stock                                        -                   11                  530
 Retirement of common stock                                       (10)             -                    -
 Decrease in capital in excess of par value                        (9)             -                    -

  Cash (used) provided by financing activities                (37,796)          (12,220)              18,366

Net (decrease) increase in cash and temporary
 cash investments                                             (32,993)           (1,820)              35,360

Cash and temporary cash investments
 - beginning of year                                           34,774            36,594                1,234

Cash and temporary cash investments
 - end of year                                             $    1,781         $  34,774            $  36,594

Interest paid during the year                              $    2,547         $     383            $   3,746


Supplemental disclosure of non-cash financing activities:
 During fiscal year 1995, the company issued 4,469,201 shares of common stock valued at $7,263,000 to creditors under the terms of its Plan of Reorganization which resulted in an increase in capital in excess of par value of
 $2,793,000.



        The accompanying Notes to Financial Statements are an integral part of these statements.

Brendle's Incorporated

Notes to Financial Statements



NOTE 1 - EMERGENCE FROM CHAPTER 11

On November 22, 1992 (the Petition Date), Brendle's Incorporated and its primary operating subsidiary, Brendle's Stores, Inc., filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code in the U.S. Bankruptcy Court for the Middle District of North Carolina (the Bankruptcy Court). As of the Petition Date, actions to collect prepetition indebtedness were stayed and other contractual obligations could not be enforced against the Company. Certain prepetition liabilities were approved by the Bankruptcy Court for payment in the ordinary course of business.

The Bankruptcy Code allows a debtor to either assume or reject certain executory contracts, subject to approval of the Bankruptcy Court. Parties to contracts which are rejected are entitled to file claims for losses or damages sustained as a result of the rejection. Claims that resulted from contracts that management rejected were included within liabilities subject to compromise. Liabilities subject to compromise represent those liabilities and obligations whose disposition was dependent upon the outcome of the Chapter 11 proceedings (See Note 6).

On December 23, 1993, the Bankruptcy Court confirmed the Company's plan of reorganization (the "Plan") contingent upon the Company's obtaining exit financing in order to fund payments to creditors under the Plan. The Company obtained this reorganization revolving credit facility (the "Credit Facility") for $45,000,000 from Foothill Capital Corporation on April 21, 1994 (See Note 7). Interest will be paid monthly with the facility expiring on April 29, 1999. As further discussed in Note 2, at January 29, 1994, cash of $31,032,000 was provided by the Company to fund a portion of the payments of secured and general unsecured, undisputed claims. On April 29, 1994, the Company disbursed $45,382,000 in payment of secured and general unsecured claims. This payment was funded through cash on hand and borrowings under the Credit Facility.

In addition on April 29, 1994, Brendle's Incorporated issued 4,469,201 shares of Brendle's Incorporated Common Stock to Arnold Zahn (the "Escrow Agent"). These shares will be issued to creditors as the remaining claim amounts are reconciled. As of January 28, 1995 there were 357,094 shares remaining with the Escrow agent. See discussion of specific provisions related to claim payments under "General Unsecured Claims" below.

Extraordinary Gain

An extraordinary gain of $32,367,000 on the forgiveness of prepetition debt was recorded during fiscal 1995. The extraordinary gain does not reduce the Company's net operating loss carryforwards for income tax purposes, and accordingly has no income tax effect. The extraordinary gain has been included in the Company's results of operations for the year ended January 28, 1995.

The federal income tax law generally limits the use of net operating loss carryforwards in the event of a change in ownership of a company. Further, such net operating loss carryforwards are generally reduced where the debts of a company are reduced, and cancellation of indebtedness income is realized. However, such reduction in net operating loss carryforwards can be avoided where stock is issued to creditors in a Chapter 11 proceeding in exchange for debt reduction.

The limitation due to a change in ownership generally occurs when more than 50% of the outstanding shares change hands in any three year period. Complex rules govern the measurement of this 50% change. It is management's view that no change in ownership which warrants the limitation of net operating loss carryforwards has occurred as a result of the Plan.

As a general rule the cancellation of debt requires a taxpayer to reduce tax attributes to the extent of the cancellation of debt income. An exception to the general rule provides a reduction in net operating loss carryforwards can be avoided under income tax law where stock is issued to creditors in a Chapter 11 proceeding in exchange for a debt reduction. For this "stock for debt exception" to apply, among other tests; 1) the stock issued must not be "nominal or token", 2) the stock must not be redeemable, and 3) the distribution of shares must be fairly proportionate to the amount of debt reduction for each creditor. It is the Company's view that these tests are met, and that the issuance of Common Stock to creditors called for by the Plan will have the result of preventing any reduction of the net operating loss carryforwards of the Company.

The Plan provided for the following:

Secured Claims

The Bank Group received the sum of $16,000,000 less all amounts paid to the Bank Group by the Company subsequent to July 8, 1993 in full and complete satisfaction of the allowed secured portion of their claim.
The Brenco and Douglas D. Brendle secured claims were treated similarly, receiving a recovery in the same proportion as the Bank Group's recovery. The balance of the Bank Group claim, approximately $35,000,000 was treated as a general unsecured claim.

General Unsecured Claims

Holders of unsecured claims received the following for their claims in accordance with the Plan (a) the claim-holder's pro rata share of a total distribution to all general unsecured claim holders of 35% of the issued and outstanding Common Stock of the reorganized Company; and (b) the opportunity to elect one of the following options: (i) a cash payment equal to 52% of the amount of the general unsecured claim ("the cash option"); or (ii) a reorganization note in a principal amount equal to 80% of the general unsecured claim, bearing interest at the rate of 8% per annum and payable over ten years ("the note option").

During the balloting, all of the holders of unsecured claims elected the cash option with the exception of holders of approximately $161,000 in unsecured claims.

Common Stock

The holders of the outstanding shares of the Company's existing Common Stock retained their stock and are entitled to all the rights and privileges of shareholders.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The continued viability of the Company subsequent to Chapter 11 is dependent upon, among other factors, the ability to generate sufficient cash from operations and financing sources to meet obligations. The consolidated financial statements do not include any adjustments or reclassifications that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. During fiscal 1995, all subsidiaries of Brendle's Incorporated were merged into the parent company. The merger of the subsidiaries had no financial statement impact since all intercompany balances and transactions are eliminated in consolidation.

Cash and temporary cash investments

Temporary cash investments are defined as short-term investments having an original maturity of three months or less. Cash at January 29, 1994 included $31,032,000, of restricted cash related to the bankruptcy proceedings. There was no such restricted cash at January 28, 1995.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or market, with cost being determined by the last-in, first-out (LIFO) method. The stated LIFO value of merchandise inventories approximates replacement cost.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred. Major renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the property accounts and any gain or loss is recorded as income or expense.

Depreciation and amortization of property and equipment owned or leased under capital leases are provided on the straight-line method over their estimated useful lives.

Net income (loss) per share

Net income or loss per share is computed using the weighted average number of common shares outstanding during each period.

Fair value of financial instruments

In December 1991, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107). SFAS 107 is effective for the Company's financial statements issued subsequent to December 15, 1995.

Income taxes

Income taxes are provided based upon income reported for financial statement purposes. See discussion of deferred income taxes in Note 9.

Issuance of stock

During fiscal 1995, 4,469,701 shares were issued to the Company's creditors in accordance with the plan of reorganization. In fiscal 1994, 12,378 shares were issued to the Company's defined contribution retirement savings plan, a voluntary compensation deferral plan under
Section 401(k) of the Internal Revenue Code.  See further discussion in
Note 10.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year classification.

NOTE 3 - RECEIVABLES

Receivables consist of the following:
                                   January 28,             January 29,
(In thousands)                       1995                     1994

Customer                         $      127                $      131
Advertising rebates                     242                       281
Other                                   602                     1,068

Total                            $      971                $    1,480

NOTE 4 - PROPERTY AND EQUIPMENT



                                       Estimated            January 28,         January 29,
(In thousands)                        useful life              1995                1994

Land and improvements                                        $    434            $  1,666
Buildings:
 Capitalized leases                 10 to 25 years             10,703              10,703
 Owned                              19 to 25 years              1,818               5,379
                                                               12,521              16,082

Property and equipment:
 Furniture, fixtures and equipment   5 to 10 years             23,590              23,570
 Leasehold improvements                10 years                 9,666               9,380
 Transportation equipment            3 to 7 years                 681                 691
 Construction in progress                -                        334                 141
                                                               34,271              33,782
                                                               47,226              51,530
Less - Accumulated depreciation
 and amortization                                              38,450              35,763
                                                             $  8,776            $ 15,767



Accumulated depreciation and amortization includes $10,112,000 at January 28, 1995 and $9,562,000 at January 29, 1994 relating to capital leases. The charge to operations resulting from amortization of capital leases is included in depreciation and amortization expense in the consolidated statements of operations.

NOTE 5 - RESTRUCTURING CHARGES

During fiscal 1995, the Company recorded charges of $3,473,000 for restructuring. These charges are comprised of professional fees, severance packages for certain employees which left as a result of the Company's reorganization and other costs associated with the completion of the Chapter 11 proceedings.

Unpaid restructuring costs related to this reorganization were $1,425,000 and $4,628,000 at January 28, 1995 and January 29, 1994,
respectively. Of these costs at January 29, 1994, $4,119,000 related to leases for closed stores and were classified as liabilities subject to compromise.

NOTE 6 - LIABILITIES SUBJECT TO COMPROMISE AND CONTINGENCIES

At January 29, 1994, liabilities subject to compromise included substantially all of the current and noncurrent liabilities of the Company as of the Petition Date. As discussed further in Note 1, prepetition liabilities, including the maturity of debt obligations, were stayed while the Company continued to operate. Certain prepetition obligations were secured by both real and personal prepetition property of the Company; however, these obligations were recorded as liabilities subject to compromise as the ultimate adequacy of security for any secured prepetition debt could not be determined until a plan of reorganization was confirmed.

Liabilities subject to compromise are summarized as follows:

                                                  January 29,
(In thousands)                                      1994

Revolving credit facility from banks         $           32,722
Term loan from banks                                     10,029
Notes payable to affiliated parties                       1,613
Capitalized lease obligations                             4,657
Restructuring expenses                                    4,119
Accounts payable and other liabilities                   42,609

 Total                                       $           95,749


In accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," interest on secured prepetition obligations after the Petition Date ceased accruing as the outstanding debt and accrued interest exceeded the estimated fair value of the collateral. Interest on the unsecured debt also ceased accruing on the Petition Date. Interest accrued on prepetition secured debt through the Petition Date was $257,000. While future debt service and related interest expense could not be determined before conclusion of the reorganization period, had interest been accrued on all debt under prefiling terms and conditions, interest expense would have increased by approximately $853,000 and $4,225,000 in fiscal 1995 and fiscal 1994, respectively, and the gain from forgiveness of debt would be increased by a corresponding amount.

Loans payable to banks

In October 1991, the Company obtained a revolving credit facility for up to $49,000,000 from its primary lenders. In February 1992, the facility was amended and extended through April 1993. Under the amended agreement the facility was seasonally adjusted with a maximum amount of $44,000,000. The revolving credit facility was to bear interest at the lender banks' prime rate plus two percent with step-downs to prime plus one percent based on debt reduction. There was $32,722,000 outstanding under this agreement at January 29, 1994. No amounts were outstanding at January 28, 1995. In addition, there was no accrued interest on this agreement at January 28, 1995 and January 29, 1994.

In October 1991, the Company obtained a $20,000,000 term loan from its primary lenders. In February 1992, the term loan was amended, resulting in a reduction to $13,000,000 and an extension to December 31, 1993.
The payment schedule for the term loan required a $3,000,000 payment on September 30, 1992, a $4,000,000 payment on July 31, 1993 and a final payment of $2,982,000 on December 31, 1993. The term note was to bear interest at the lenders' prime rate plus two percent with step-downs to prime plus one percent based on debt reduction. There was $10,029,000 outstanding under this agreement at January 29, 1994. No amounts were outstanding at January 28, 1995. In addition, there was no accrued interest on this agreement at January 28, 1995 and January 29, 1994.

The revolving credit facility and term loan were secured by substantially all the assets of the Company, excluding inventory, prior to the Chapter 11 filing with the Bankruptcy Court. The amended agreements contained covenants which stipulated minimum net worth levels and financial ratios.

Notes payable to affiliated parties

In October 1991, the Company entered into two $1,000,000 note payable agreements with an affiliate entity owned by executive officers of the Company and with an executive officer of the Company. The notes had a stated interest rate of prime plus two percent payable monthly and a maturity date of December 31, 1993. There was $1,613,000 outstanding under these agreements at January 29, 1994. No amounts were outstanding at January 28, 1995. In addition, there was no accrued interest on these agreements at January 28, 1995 and January 29, 1994. These notes were secured by substantially all assets of the Company, excluding inventory, prior to the Chapter 11 filing with the Bankruptcy Court.

Capital lease obligations

The Company has capital and operating lease commitments for stores, equipment and its corporate headquarters facility expiring on varying dates from fiscal 1996 to 2007. The leases generally include renewal options and rental escalation clauses. Future minimum lease commitments, including leases with affiliates (See Note 11) at January 28, 1995 are as follows:



(In thousands)                                   Capitalized               Operating
Fiscal year                                        leases                   leases

1996                                             $   1,410                 $  3,231
1997                                                   235                    2,859
1998                                                   226                    2,609
1999                                                    99                    1,834
2000                                                   -                      1,507
Thereafter                                             -                      3,333

Total minimum lease payments                         1,970                 $ 15,373

Less - Amount representing interest                    280

Present value of capitalized lease obligations       1,690
Less - Current maturities                            1,241

Long-term capitalized lease obligations          $     449


NOTE 7 - REVOLVING CREDIT FACILITY

As discussed in Note 1, on April 21, 1994, the Company entered into a five year, $45,000,000 revolving credit facility. The Credit Facility was used to fund the negotiated Plan payments to creditors, with the balance of the facility to be used to fund working capital requirements, inventory purchases, capital expenditures, and other general corporate purposes. The Credit Facility includes restrictions on capital expenditures as well as standard covenants found in similar agreements. The Company was in compliance with such covenants at January 28, 1995.

Under the Credit Facility, the lender agrees to make revolving loans and issue or guarantee letters of credit for the Company. The Credit Facility includes a sublimit of $10,000,000 for documentary and stand-by letters of credit. The Company had borrowed $15,368,000 against the Credit Facility at January 28, 1995. The weighted average interest rate on borrowings against the Credit Facility was 9.21% during the year ended January 28, 1995.

The Credit Facility provides that each loan shall bear interest at a rate of prime plus one and forty-four one hundredths percent. Interest on these loans is payable monthly in arrears on the first day of each month. Also under the Credit Facility, the Company pays an unused line fee for an amount equal to one-half of one percent per annum on the unused portion of the Credit Facility and a letter of credit fee equal to two and one-half percent per annum on the average daily balance of the aggregate undrawn letters of credit and letter of credit guarantees outstanding during the immediately preceding month and certain other fees. The Credit Facility requires an annual facility fee equal to one-half of one percent of the maximum amount of the facility payable on each anniversary of the

Credit Facility closing date and a monthly servicing fee of $3,500 per month. The Company also paid an initial, one-time fee of $450,000 in order to establish the Credit Facility.

NOTE 8 - SHAREHOLDERS' EQUITY

In April 1986, four shareholders of the Company entered into an agreement whereby they cannot transfer or sell their Common Stock to any unrelated party (as defined) without the written consent of the other parties to the agreement. In addition, in the event of the death of one of the four shareholders, the Company can be required to purchase their Common Stock at fair value up to the life insurance proceeds, consisting of policies with a face value of $5,250,000, $5,000,000, $3,070,000 and
$3,000,000, respectively. Outstanding borrowings against the cash surrender value of these policies were approximately $1,835,000 and $1,828,000 at the January 28, 1995 and January 29, 1994, respectively. An amount equal to the cash surrender value of these policies not borrowed against at January 28, 1995 and January 29, 1994 of $529,000 and $219,000, respectively, has been shown as an other deferred credit on the balance sheet and as a liability subject to compromise with a corresponding reduction in retained earnings.

NOTE 9 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

                                              Fiscal     Fiscal   Fiscal
(In thousands)                                 1995      1994      1993

Currently payable (refundable):
 Federal                                       $  -       $  -      $  -
 State and local                                  -          -         -
                                                  -          -         -
Deferred taxes                                    -          -         -

Total income taxes                             $  -       $  -      $  -


The components of the deferred provision for income taxes are as follows:

Deferred income taxes:
 Depreciation                                  $  (601)    $(1,728)   $  493
 Capital lease book charges (over) under
  rental charges for tax purposes                  918         (37)     (222)
 Additional inventory costs capitalized
  for tax purposes                                  37          30      (157)
 Deferred compensation                              20           4        (7)
 Provision for store closings                      208          -        (59)
 Restructuring reserve                             876        1,561   (2,064)
 Other                                             411           89      203
 Interaction of net operating loss carryforward (1,869)          81    1,813
                                               $            $         $

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:


                                                         Fiscal        Fiscal
(In thousands)                                            1995          1994

Deferred tax liabilities:
 Book-tax basis difference in property and equipment   $   228       $   228
 Other                                                      81           127

Gross deferred tax liabilities                             309           355

Deferred tax assets:
 Net operating loss carryforward                        24,920        20,967
 Reorganization cost                                       541         1,418
 Capital leases for books                                  428         1,346
 Additional inventory costs capitalized for tax purposes   508           555
 Other                                                     842           914

Gross deferred tax assets                               27,239        25,200
Valuation allowance for deferred tax assets             26,930        24,845

Net deferred tax assets                                    309           355

Net deferred taxes                                     $    -        $    -



The following is a reconciliation of the effective income tax rate with the statutory rate:

                                         Fiscal     Fiscal   Fiscal
                                          1995      1994      1993

Statutory federal income tax rate        (34)%      (34)%     (34)%
Limitation of tax loss carrybacks         34         34        34

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 mandates the use of the liability method in accounting for deferred income taxes. SFAS 109 is effective for fiscal year 1994 and permits restatement of earlier years or presentation of the cumulative effect of the change in the year of adoption. The Company has adopted SFAS 109 prospectively in fiscal 1994 and the adoption has not materially impacted the Company's financial condition or results of operations and has not resulted in a material cumulative effect of a change in accounting principles.

No income tax payments were made in fiscal 1995, 1994 and 1993. The Company has net operating loss carryforwards of approximately
$66,000,000 for financial reporting purposes and approximately
$64,000,000 for tax purposes at January 28, 1995. These net operating loss carryforwards expire beginning in fiscal 2007.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company had a defined contribution profit-sharing plan covering substantially all employees who had met certain age and length of service requirements. Effective September 17, 1993, all assets of the defined contribution profit sharing plan were merged with the defined contribution retirement savings plan. Contributions to the profit-sharing plan were determined by the Board of Directors. No contribution was made for fiscal year 1995, 1994 or 1993.

The Company has a defined contribution retirement savings plan (the "Plan"), a voluntary compensation deferral plan under Section 401(k) of the Internal Revenue Code. The Plan allows participants to contribute up to 15% of their annual compensation to the Plan. As of January 31, 1993, the Board of Directors of the Company adopted an amendment to the Plan whereby the employer matching contribution was discontinued with respect to salary reduction contributions made for compensation earned after January 31, 1993. The Company has made no contributions in fiscal 1995 and contributed the minimum contribution of $40,000 and $169,000 for fiscal years 1994 and 1993, respectively.

The Brendle's Incorporated 1990 Stock Option Plan approved by the shareholders on May 31, 1990, authorizes the grant of stock options for the purchase of up to 300,000 shares of Common Stock to be made to unaffiliated directors, officers and other key employees of the Company in order to provide incentives to remain in the employment of the Company. The plan permits the issuance of incentive stock options, nonqualified stock options and stock appreciation rights ("Right") in tandem with stock options. Incentive stock options may be granted at not less than 100%, and nonqualified stock options may be granted at not less than 95%, of market value. Options granted are exercisable only after one year of continuous employment with the Company immediately following the date of grant. The Stock Option Committee may prescribe longer time periods and additional requirements with respect to the exercise of a stock option or Right.

The Brendle's Incorporated 1986 Incentive Stock Option Plan, as adopted by the shareholders of the Company on January 31, 1986, authorizes the grant of both incentive stock options and nonqualified options to purchase up to 400,000 shares of Common Stock to officers and other key employees of the Company. Incentive stock options may be granted at not less than 100%, and nonqualified options at not less that 95%, of market value. Options granted to date become exercisable at the rate of 20% annually, subject to continuous employment with the Company, beginning one year and expiring six years from the date of grant.

On April 10, 1986, the shareholders of the Company adopted the Brendle's Incorporated 1986 Nonqualified Stock Option Plan, which authorizes the grant of stock options to non-employee directors of the Company for the purchase of up to 10,000 shares of Common Stock. All of these options have been granted as of January 28, 1995.

On December 1, 1994, the shareholders of the Company granted stock options for the purchase of 500,000 shares of Common Stock to officers and other key employees of the Company in order to provide incentives to remain in the employment of the Company. These options were issued under both the 1986 and the 1990 Brendle's Incorporated Stock Option Plans.

The following table summarizes the changes in stock options for the plans for the three years ended January 28, 1995.

Shares subject to option:


                                   Number                 Per share
                                 of shares               option price

Balance, February 1, 1992         221,790                $5.50-$14.50
Granted                              -                        -
Exercised                            -                        -
Cancelled                          25,790                $7.00-$14.50

Balance, January 30, 1993         196,000                $5.50-$14.50
Granted                              -                        -
Exercised                            -                        -
Cancelled                          25,680                $7.00-$14.50

Balance, January 29, 1994         170,320                $5.50-$14.50
Granted                           500,000                $.625
Exercised                            -
Cancelled                         153,250                $.625-$14.50

Balance, January 28, 1995         517,070                $.625-$14.50

Exercisable at end of year         26,570

Shares reserved for future grant:
 Beginning of year                539,680

 End of year                      192,930

Effective February 1, 1988, the Company entered into deferred compensation agreements with three former employees. The agreements provide monthly payments for a period of fifteen years commencing on the respective retirement dates. The present value of the obligations totalled $384,000 for fiscal year ended January 28, 1995, and is included in other long-term liabilities on the accompanying balance sheet. The present value of the obligations totalled $436,000 for fiscal year ended January 29, 1994, and was included in liabilities subject to compromise on the accompanying balance sheet.

Effective August 18, 1989, the Board of Directors of the Company adopted the Brendle's Key Employee Stock Appreciation Rights Plan and the Brendle's Incorporated Unaffiliated Directors Stock Appreciation Rights Plan. The Key Employee SAR Plan and the Unaffiliated Directors' SAR Plan provide for the issuance of up to a maximum of 75,000 and 15,000 stock appreciation rights, respectively. The Company, at January 28, 1995 and January 29, 1994, had 40,000 outstanding stock appreciation rights under the plans, at prices from $7.00 to $8.25. Compensation expense for stock appreciation rights, measured by the difference between the market value and the option price, was zero for each of the fiscal years ending January 28, 1995, January 29, 1994 and January 30, 1993.

NOTE 11 - RELATED PARTIES

The Company has capital and operating lease commitments with affiliates of certain executive officers for stores, equipment and its corporate headquarters facility. Real estate leases, as amended, generally provide for renewal options and escalation of rent to reflect 60% of any increase in the Consumer Price Index at the lease extension dates. Additionally, certain of these leases provide for contingent rental payments in that annual rental payments are the greater of a base rental amount or a defined percentage of the sales of a particular location. Also, the Company can be required to purchase the properties at appraised market value, subject to approval by the outside directors.

Future minimum lease commitments to affiliates at January 28, 1995 are as follows:


(In thousands)                                   Capitalized      Operating
Fiscal year                                        leases          leases

1996                                             $    945         $   850
1997                                                 -                684
1998                                                 -                488
1999                                                 -                150

Total minimum lease payments                     $    945         $ 2,172

Less amount representing interest                      60

Present value of capitalized lease obligations   $    885


Lease payments to affiliates of the Company were $2,312,000, $2,501,000 and $2,724,000 for the years ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively.

NOTE 12 - GOING CONCERN

In response to past performance, Management has evaluated markets and closed under-performing stores, sold its distribution center, reduced corporate office staffing and implemented other cost control measures. The Company has purchased fully integrated point-of-sale merchandising and financial systems which will enable the Company to better monitor inventory and financial performance, as well as make it more responsive to changes in customer preference. In addition, the Company has revised its advertising strategy to include more targeted distribution of its promotional flyers and catalogs, and has continued to refine its merchandise mix in response to the changing needs of its customers. Management believes these changes will facilitate the Company's return to profitability.

             REPORT OF INDEPENDENT ACCOUNTANTS


      To the Board of Directors and Shareholders of Brendle's Incorporated

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of consolidated cash flows present fairly, in all material respects, the financial position of Brendle's Incorporated (the Company) at January 28, 1995 and January 29, 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 28, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since its emergence from Chapter 11 bankruptcy as discussed in Note 1 to the financial statements, the Company has continued to suffer recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. The continued viability of the Company in its present form is dependent upon, among other factors, the Company's ability to generate sufficient cash from operations or other sources that will meet ongoing obligations over a sustained period. Managements' plans in regard to these matters are described in Note 12. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

      (Signature of Price Waterhouse LLP appears here)


      PRICE WATERHOUSE LLP
      Winston-Salem, North Carolina
      March 17, 1995

Market and Dividend Information.

The Company's Common Stock is traded on the NASDAQ National Market system under the symbol BRDL. At January 28, 1995, there were approximately 2,607 shareholders of record. The Company has not declared any cash dividends since January 31, 1983. The current policy of the Board of Directors is to retain earnings in order to finance the development of the Company's business.

The following table shows quarterly high and low prices for the Common Stock from January 31, 1994 to January 28, 1995.


                                   Fiscal Year      Fiscal Year
                                     1995              1994
                                 High      Low     High     Low

First Quarter                   $1 7/8    $1 1/4  $1 3/8    $7/8
Second Quarter                  $2 1/8    $1 1/2  $1 1/8    $7/8
Third Quarter                   $2 1/8    $7/8    $1 1/4    $3/8
Fourth Quarter                  $1 1/8    $9/16   $2 1/8    $1


OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS                          BOARD OF DIRECTORS
    Joseph M. McLeish, Jr.                       Douglas D. Brendle
    President and                                Director
    Chief Executive Officer
                                                 S. Floyd Brendle
    William V. Grady                             Director
    Senior Vice President of Marketing,
    Advertising and Store Operations             William F. Cosby
                                                 Director
    Gregory S. Stegall
    Senior Vice President of Merchandising       Patty Brendle Redway
                                                 Director
    David R. Renegar
    Vice President and                           Thomas H. Davis
    Chief Financial Officer                      Director
                                                 Retired Chairman of the
CORPORATE DATA                                   Executive  Committee of
                                                 Piedmont Aviation, Inc.

CORPORATE OFFICES                                Robert R. Dunn
Brendle's Incorporated                           Director
1919 North Bridge Street Extension               President of The Finley Group, Inc.
Elkin, North Carolina  28621
(910) 526-5600                                   James B. Edwards, D.M.D.
                                                 Director
TRANSFER AGENT                                   President of the Medical
Wachovia Bank and Trust                          University of South Carolina
Winston-Salem, North Carolina
                                                 John D. Gray
LEGAL COUNSEL                                    Director
Blanco Tackabery Combs & Matamoros, P.A.         Chairman Emeritus of the Board
Winston-Salem, North Carolina                    and Retired Chief Executive Officer of
                                                 Hartmarx Corporation
INDEPENDENT ACCOUNTANTS
Price Waterhouse                                 John A. Northen
Winston-Salem, North Carolina                    Director
                                                 Partner in the law firm of
ANNUAL MEETING                                   Northen, Blue, Rooks, Thibaut,
Time:     10:00 AM (EDT)                         Anderson & Woods
Date:     June 1, 1995
Place:    Elkin/Jonesville
     Holiday Inn Jonesville,
     North Carolina



FORM 10-K

Information about Brendle's Incorporated, including a copy of the Company's Annual Report on Form 10-K, may be obtained without charge by writing to Mr. David R. Renegar, Chief Financial Officer, at the Company's corporate offices.